[Esterline Letterhead]

February 10, 2006

VIA EDGAR AND OVERNIGHT COURIER

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Esterline Technologies Corporation
Form 10-K for the Fiscal Year Ended October 28, 2005
File No. 1-6357

Dear Ms. Crane:

      This letter sets forth the responses of Esterline Technologies Corporation (the "Company") to the comments of the Securities and Exchange Commission staff (the "Staff") relating to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2005 (the "Form 10-K"), contained in your letter dated February 1, 2006 (the "Comment Letter"). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Item 9A. Controls and Procedures, page 23

1.

We note your disclosure that "disclosure controls and procedures were effective to ensure that information [you] are required to disclose in the reports that [you] file under the Exchange Act is recorded, processed, summarized and reported within time periods specified in Securities and Exchange Commission rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response to Comment 1

The Company will clarify, if true, in future filings beginning with the Company's quarterly report on Form 10-Q for the quarter ended January 27, 2006, that the Company's

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Ms. Angela Crane February 10, 2006 Page 2

officers concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations, page 2

Contractual Obligations, page 16

2.

Revise future filings to disclose your off-balance sheet arrangements in a separately captioned subsection of MD&A as required by Item 303(a)(4) of Regulation S-K. Also, make the detailed disclosures required by paragraphs (a)(4)(i) of this Item, to the extent necessary to understand your off-balance sheet arrangements and their effect on financial condition, changes in financial condition and results of operations.

Response to Comment 2

      The purchase obligations not recorded on the Company's balance sheet described in the Contractual Obligations table on page 16 relate to open purchase orders the Company issued to vendors for inventory and capital expenditure items that have not been paid and for which the goods have not been received by the Company. The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Consolidated Statement of Operations, page 32

3.

We note that you recorded a $3.4 million gain on sale of product line in fiscal 2004. If you recognize a gain or loss that is not a component of an entity, you should include that amount in income from continuing operations before income taxes. See paragraph 45 of SFAS 144. Revise future filings as necessary.

Response to Comment 3

      Income from continuing operations before income taxes, as reported in the Company's consolidated statement of operations for fiscal 2004, includes the $3.4 million gain on the sale of a product line. The product line that was sold during fiscal 2004 did not constitute a component of a business as defined in SFAS 144, and accordingly the gain on sale was included in income from continuing operations before income taxes.

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Ms. Angela Crane February 10, 2006 Page 3

Consolidated Statement of Shareholders' Equity and Comprehensive Income, page 38

4.

Please expand your disclosures, here or in a financial statement footnote, in future filings, to show changes in the number of common shares during each period for which an income statement has been presented, as contemplated by Rule 5-02.30 of Regulation S-X.

Response to Comment 4

      The Company will include expanded footnote disclosure in future filings beginning with the Company's quarterly report on Form 10-Q for the quarter ended January 27, 2006 describing the changes in the number of common shares for each period in which an income statement is presented.

Notes to Consolidated Financial Statements, page 39

Note 1. Accounting Policies, page 39

Product Warranties, page 44

5.

We see that you have identified your accounting for warranties as a significant accounting policy. Please revise future filings to include the warranty disclosures required by paragraph 14(b) of FIN 45 or tell us why this disclosure is not necessary.

Response to Comment 5

      For fiscal year ended October 28, 2005, total warranty obligation was $8.8 million, or 3.6% of total current liabilities of $242.3 million for the same period. The Company includes warranty expense, which was approximately $4.5 million in fiscal 2005, in cost of sales. The Company determined that total warranty obligations were not material for the fiscal year ended October 28, 2005 and accordingly, did not include the disclosure required by paragraph 14(b) of FIN 45 in the Form 10-K. The Company will continue to evaluate total warranty expense as a percentage of cost of sales and total warranty obligations as compared to total current liabilities for each period presented in its quarterly reports on Form 10-Q and annual reports on Form 10-K. For any period, including the quarterly period ended January 27, 2006, in which total warranty expense is material as compared to total liabilities for the period presented in a quarterly report on Form 10-Q or annual report on Form 10-K, the Company will include the warranty disclosure required by paragraph 14(b) of FIN 45.

Note 14. Acquisitions and Divestitures, page 66

6.	In periods where you consummate a material business acquisition, please revise future filings to make the pro forma disclosures required by paragraphs 54-55 of SFAS 141.

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Ms. Angela Crane February 10, 2006 Page 4

Response to Comment 6

      The Company's policy with regard to the pro forma disclosures required by paragraphs 54-55 of SFAS 141 is to include the pro forma disclosures when the Company has consummated a significant acquisition as determined in accordance with Rules 3-05 and 1-02(w) of Regulation S-K. For any period, including the quarterly period ended January 27, 2006, in which we complete a significant acquisition as determined in accordance with Rules 3-05 and 1-02(w) of Regulation S-K, the Company will include the pro forma disclosures required by paragraphs 54-55 of SFAS 141.

7.

Additionally it appears as though your 2004 acquisition of Leach Holding Corporation may have been significant under Rules 3-05 and 1-02(w) of Regulation S-X. Please tell us why you have not filed financial statements for this acquisition or show us that they were not required. Also please tell us your consideration of Rule 3-05 and Rule 1-02(w) for your acquisition of Darchem Holdings Limited.

Response to Comment 7

      Pursuant to Rule 3-05(b)(2)(i) of Regulation S-X, financial statements of the acquired business are not required if none of the conditions specified by Rule 1-02(w) of Regulation S-X exceeds 20% (the "20% test"). Calculations for each of the conditions specified by Rule 1-02(w) of Regulation S-X is set forth below for each of Leach Holding Corporation and Darchem Holdings Limited:

Leach Holding Corporation ("Leach"), acquired in August 2004:

Rule 1-02(w) Test			Percent
Investment Test Rule 1-02(w)(1)	The Company's investment in Leach (purchase price):	The Company's consolidated total assets as of the end of fiscal 2003:	18.4%

	$147.4 million	$802.8 million

Assets Test Rule 1-02(w)(2)	Book value of Leach's total assets:	The Company's consolidated total assets as of the end of fiscal 2003:	12.9%

	$103.8 million	$802.8 million

Income Test Rule 1-02(w)(3)	Leach's net loss from continuing operations before income tax for Leach's fiscal year ended March 31, 2004:	The Company's consolidated income from continuing operations before income tax for fiscal 2003:	4.1%

	$1.6 million	$39.0 million

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Ms. Angela Crane February 10, 2006 Page 5

Darchem Holdings Limited ("Darchem"), acquired in December 2005:

Rule 1-02(w) Test			Percent
Investment Test Rule 1-02(w)(1)	The Company's investment in Darchem (purchase price):	The Company's consolidated total assets as of the end of fiscal 2005:	10.8%

	$120.0 million	$1,115.2 million

Assets Test Rule 1-02(w)(2)	Book value of Darchem's total assets:	The Company's consolidated total assets as of the end of fiscal 2005:	4.8%

	$53.5 million	$1,115.2 million

Income Test Rule 1-02(w)(3)	Darchem's net income from continuing operations before income tax for Darchem's fiscal year ended December 31, 2004:	The Company's consolidated income from continuing operations before income tax for fiscal 2005:	1.2%

	$0.8 million	$67.7 million

      In addition, Rule 3-05(b)(2)(i) of Regulation S-X requires financial statements for at least the substantial majority of the businesses acquired if the aggregate impact of individually insignificant businesses acquired since the date of the most recent balance sheet filed by the registrant exceeds 50% (the "50% Test"). The other insignificant businesses we acquired during fiscal 2003 and 2005, respectively, did not, when aggregated with Leach and Darchem, respectively, meet the 50% Test for any of the tests specified by Rule 1-02(w) of Regulation S-X.

Based on the foregoing, we concluded that financial statements for Leach and Darchem were not required by Rules 3-05 and 1-02(w) of Regulation S-X.

The Company hereby acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

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Ms. Angela Crane February 10, 2006 Page 6

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 519-1869.

Very truly yours,

/s/ ROBERT D. GEORGE
Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer

cc:	Securities and Exchange Commission (Martin James and Eric Atallah)
Robert W. Cremin, Chief Executive Officer, Esterline Technologies Corporation
Perkins Coie LLP (Andrew Bor)
Ernst & Young LLP (Peter Doubleday and Al Winterroth)

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